Natcore Technology announces private placement.

ROCHESTER, N.Y., Nov. 26, 2015 /CNW/ -- Natcore Technology Inc. (TSX-V: NXT; OTCQB: NTCXF) is pleased to announce it intends to raise up to CND$3,000,000 via a non-brokered private placement.

The non-brokered private placement involves the sale of up to 8,333,333 units at a price of CND$0.36 per Unit for aggregate gross proceeds of CND$3,000,000. Each unit comprises one common share and one share purchase warrant. Each warrant will entitle the holder to purchase of a further common share at CND$0.55 for a period of three years from closing.

Finder’s fees may be payable on all or portion of the financing. Proceeds of the placement will be applied to further development of Natcore’s technologies and general working capital. The completion of the placement is subject to regulatory approval, including the approval of the TSX Venture Exchange.

This press release shall not constitute an offer to sell or solicitation of an offer to buy the securities in any jurisdiction. The Company has not authorized nor consented to third party publication of the information contained in the press release. Neither the United States Securities and Exchange Commission (“SEC”), the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) opines as to, nor accepts responsibility for, the adequacy or accuracy of this release.

Contact: Chuck Provini
732-576-8800
Info@NatcoreSolar.com

SOURCE Natcore Technology Inc.

%SEDAR: 00026055E

CO: Natcore Technology Inc.

CNW 17:00e 26-NOV-15